ORIGINAL

08053573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section
JUN 20 2008
Washington, DC
106

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2007

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

For the transition period from ____________________ to _______________

Commission file number: 001-03761

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TI 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS INSTRUMENTS INCORPORATED
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

PROCESSED
JUN 23 2008
THOMSON REUTERS

Financial Statements and Supplemental Schedule

TI 401(k) Savings Plan
As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

TI 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H; Line 4i – Schedule of Assets (Held at End of Year) 15

Ernst & Young

Ernst & Young LLP
Suite 1500
2100 Ross Avenue
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
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www.ey.com

Report of Independent Registered Public Accounting Firm

Administration Committee
TI 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 13, 2008

A member firm of Ernst & Young Global Limited

TI 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2007	**2006**
	(In thousands)	
Assets		
Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust	**$ 1,291,913**	$ 1,256,992
Participant loans	**17,312**	18,992
Dividends and interest receivable	**–**	648
Total assets	**1,309,225**	1,276,632
Liabilities		
Accrued expenses	**768**	214
Net assets available for benefits	**$ 1,308,457**	$ 1,276,418

See accompanying notes.

TI 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
(In thousands)

Plan interest in net investment income from Texas Instruments Incorporated Defined Contribution Plan Master Trust	**$ 126,010**
Interest income on participant loans	**1,309**
Contributions:	
Employer	**6,281**
Participant	**29,702**
Rollover	**30**
	36,013
Transfer of net assets between plans within the Master Trust	**(159)**
Benefits paid to participants	**(128,070)**
Administrative expenses	**(3,064)**
	(131,134)
Net increase	**32,039**
Net assets available for benefits:	
Beginning of year	**1,276,418**
End of year	**$ 1,308,457**

See accompanying notes.

Texas Instruments Incorporated has two defined contribution plans for U.S. participants. One of the plans, the TI 401(k) Savings Plan (the Savings Plan) is closed to new participants. The other plan, the TI Contribution and 401(k) Savings Plan (the C&S Plan) is open to new participants. This report concerns the closed plan.

1. Description of the Plan

The following description of the Savings Plan provides only general information. Participants should refer to the Savings Plan document for a more complete description of the Savings Plan's provisions.

General

The Savings Plan was adopted effective January 1, 1973, by Texas Instruments Incorporated and participating subsidiaries (TI or the Company). Prior to January 1, 1998, each participant was given an election to either remain in the Savings Plan or discontinue participation and have assets representing the value of his or her Savings Plan accounts transferred into the C&S Plan. Such assets were transferred to the C&S Plan effective January 5, 1998. The Company closed the Savings Plan to new participants as of December 1, 1997.

The Savings Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Savings Plan is administered by the Administration Committee.

Eligibility/Participation

Participants in the Savings Plan are (i) individuals who were participants in the Savings Plan on December 1, 1997, and who, as of December 12, 1997, elected to continue participation in the Savings Plan and not participate in the C&S Plan or (ii) Texas Instruments Tucson Corporation employees as described below. Former participants in the Savings Plan who elected to participate in the C&S Plan by December 12, 1997, are ineligible to become participants in the Savings Plan.

On August 24, 2000, TI acquired Burr-Brown Corporation. Former Burr-Brown Corporation employees who became employees of TI continued to participate in the Burr-Brown Pension Plan and also participated in the TI C&S Plan. In the fall of 2000, these employees could elect to (i) continue in the Burr-Brown Pension Plan (which was merged into the TI Employees Pension Plan effective January 1, 2001) and participate in the TI 401(k) Savings Plan effective January 1,

1. Description of the Plan (continued)

2001, or (ii) freeze their Burr-Brown Pension account effective December 31, 2000, and continue to participate in the C&S Plan.

Additionally, account balances of Texas Instruments Tucson Corporation employees who were participants in the Burr-Brown Corporation Future Investment Trust (the BBC FIT Plan) and who did not elect to take a distribution from the BBC FIT Plan by August 2, 2002, were transferred based on the participant's election to either the C&S Plan or the Savings Plan on August 19, 2002.

Participants' Accounts

Participants may have one or more of the following accounts within the Savings Plan: a 401(k) Account, which consists of 401(k) contributions, employer matching contributions, and rollovers from other qualified plans; a Contribution Account for contributions made pursuant to the C&S Plan that were subsequently transferred to the Savings Plan; a Universal Profit Sharing Account (Profit Sharing Account); and a Voluntary Employee Contribution Account (VEC Account).

Each participant's 401(k) Account is credited with the participant's salary deferrals, employer matching contributions, and earnings and losses thereon. Each participant's Profit Sharing Account, Contribution Account, and VEC Account are credited with earnings and losses thereon.

Allocations of the Savings Plan earnings and losses are based on account balances. Expenses of administering the Savings Plan and trust are deducted from participants' accounts to the extent not paid by the Company.

Contributions

The Savings Plan receives contributions from TI and from eligible TI employees. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by Savings Plan provisions or the Internal Revenue Code (the Code) limitation ($15,500 for 2007). Such contributions are credited to each participant's 401(k) Account. The maximum contribution rate is 50% of the participant's compensation, as defined by the Savings Plan.

1. Description of the Plan (continued)

The Savings Plan offers catch-up contributions (contributions in excess of the limits discussed in the preceding paragraph that are described in the Economic Growth and Tax Relief Reconciliation Act of 2001) to participants who attained age 50 or older before the close of the Savings Plan year.

TI matches a participant's salary deferrals in an amount equal to 50% of the participant's salary deferrals, provided that the aggregate match does not exceed 2% of the participant's eligible compensation, as defined by the Savings Plan, for the Savings Plan year. For the Texas Instruments Tucson Corporation participants who elected to participate in the Savings Plan, TI matches a participant's salary deferrals in an amount equal to 25% of the participant's salary deferrals, not to exceed 3.75% of the participant's eligible compensation, as defined by the Savings Plan, for the Savings Plan year. The employer matching contributions are credited to each participant's 401(k) Account.

Prior to 1999, profit sharing contributions were made to a Profit Sharing Account for eligible employees. Effective January 1, 1999, the Savings Plan was amended such that Company profit sharing contributions shall no longer be made into the Savings Plan.

Contributions to the VEC Account were discontinued as of January 1, 1987.

Investments

All investment assets of the Savings Plan are held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Northern Trust Company (Northern Trust). The assets of the C&S Plan are also held in the Master Trust. Investments in the Master Trust as of December 31, 2007 and 2006, are presented in Note 3. The Savings Plan's and the C&S Plan's ownership in the Master Trust is denominated in units. Units represent the value of participants' accounts in the Savings Plan and in the C&S Plan.

Interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are allocated on a per participant basis. Contributions received, benefits paid, and directly attributable expenses of the participating plans effectively increase or decrease the number of units held by each plan.

1. Description of the Plan (continued)

Participants may direct contributions and salary deferrals to be invested in and transferred among various investment funds currently provided.

Participant Loans

Each loan shall be deducted from a participant's account, as described in the loan policy as adopted under the Savings Plan, shall be secured by that portion of the participant's vested account balance deducted for the loan, and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms, and conditions as the Administration Committee shall determine. The amount of loans available for each participant is limited, as described in the Savings Plan document. Principal and interest are repaid through payroll deductions. All loans initiated subsequent to July 31, 2001, will become due and payable upon termination of employment if not due and payable by their terms before such time.

Distributions and Vesting

Participants are 100% vested in their Contribution Account, 401(k), VEC, and Profit Sharing Accounts, and no forfeitures of a vested interest in such accounts shall take place for any reason under the Savings Plan. Upon termination of employment of any participant, the participant shall be entitled to receive the full amount of these accounts, subject to repayment of outstanding loans.

Upon termination of employment because of retirement, permanent disability, or death, the full amount of his or her Savings Plan accounts shall be payable to the participant or, in case of death, to the beneficiary, subject to applicable laws and the repayment of outstanding loans.

A participant whose account balances total less than $1,000 will receive an automatic distribution 90 days after the date of his or her termination.

1. Description of the Plan (continued)

Withdrawals

A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account on or after the earlier of his or her (i) attainment of age 59 1/2 years or (ii) becoming entitled to a distribution in accordance with the Savings Plan provisions. A participant, while employed, has the right to withdraw an amount from his or her 401(k) Account and the vested interest in his or her Contribution Account at any time after being determined to be disabled. A participant may withdraw an amount from his or her Profit Sharing Account at any time. Such withdrawals must be at least the lesser of $500 or the entire amount available for withdrawal.

A participant has the right to withdraw any amount from his or her VEC Account at any time with a minimum withdrawal amount of the lesser of $500 or 100% of the account balance.

Certain further limitations on withdrawals are described in the Savings Plan document.

Transfers Between Plans within the Master Trust

An employee who has incurred a break in credited service, as defined in the Savings Plan document, shall not participate in the Savings Plan during the break in credited service. Former participants and employees who have satisfied the requirements for participation in the Savings Plan prior to incurring a break in credited service and who following such break again become employees shall not be eligible to again participate in the Savings Plan. Upon rehire, such employee's Savings Plan accounts shall be transferred to and the employee shall begin participating in the C&S Plan. Included in the statement of changes in net assets available for benefits are transfer amounts from the Savings Plan to the C&S Plan representing the participant account balances of employees whom the Company has rehired.

Termination of the Plan

Although there is no current intention to do so, TI may discontinue the Savings Plan by giving written notice to the Administration Committee and Savings Plan trustee, subject to the provisions of ERISA. In the event of Savings Plan termination, all participants are 100% vested in their account balances.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The investments are valued at fair value using quoted market prices for TI and other common stocks. Registered investment company shares are valued at fair value using published market prices, which represent the net asset value of shares held by the Savings Plan at year-end. Common/collective trusts are valued at fair value based on the underlying investments of the trusts as determined by the sponsor of the trust. Cash equivalents are valued at cost, which approximate fair value. Participant loans are valued at their unpaid principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Savings Plan invests in various investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Related-Party Transactions

Certain Savings Plan investments in the common/collective trusts are managed by Northern Trust. Northern Trust is the trustee as defined by the Savings Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Savings Plan's assets are invested in the Company's common stock. Because the Company is the Savings Plan's sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

2. Summary of Significant Accounting Policies (continued)

Basis of Accounting

The financial statements of the Savings Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Changes in Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan's financial statements.

3. Interest in Master Trust

The Savings Plan's investments are held in the Master Trust, which was established for the investment of assets of the Savings Plan and the C&S Plan sponsored by TI (see Note 1). At December 31, 2007 and 2006, the Savings Plan's portion of the Master Trust's assets was approximately 39%, or $1.292 billion, and 40%, or $1.257 billion, respectively. The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2007 and 2006, and the percentage interest the Savings Plan holds in each of the Master Trust accounts are summarized as follows:

	2007		2006	
	Master Trust Fair Value	Savings Plan Percentage Interest	Master Trust Fair Value	Savings Plan Percentage Interest
	(In thousands)		*(In thousands)*	
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ 365,077	48%	$ 327,136	49%
Northern Trust Daily Aggregate Bond Index Fund	197,671	43%	139,924	42%
Barclays Global Investors Equity Index Fund	428,508	38%	394,041	40%
Northern Trust Russell 1000 Value Equity Index Fund	57,519	40%	24,351	42%
Barclays Global Investors Russell 3000 Growth Alpha Tilts Fund	224,131	31%	231,100	31%
Northern Trust Russell 2000 Equity Index Fund	155,174	34%	135,828	37%
Barclays Global Investors Active International Equity Fund	351,035	37%	261,602	38%
Barclays Global Investors Lifepath 2010 Fund	135,111	40%	139,713	40%
Barclays Global Investors Lifepath 2020 Fund	58,308	45%	47,383	38%
Barclays Global Investors Lifepath 2030 Fund	60,040	25%	50,260	23%
Barclays Global Investors Lifepath 2040 Fund	53,844	24%	46,953	27%
TI Common Stock	1,113,197	39%	1,232,822	42%
Brokerage Fund:				
Cash and cash equivalents	28,748	46%	18,419	44%
Registered investment companies	43,432	36%	41,227	52%
Other common stocks	56,330	46%	36,005	39%
Other investments	3,817	48%	3,533	51%
	$3,331,942	39%	$3,130,297	40%

3. Interest in Master Trust (continued)

The Savings Plan's portion of the net investment income of the Master Trust was approximately 41%, or $126 million, for the year ended December 31, 2007. Net investment income (loss) of the Master Trust accounts for the year ended December 31, 2007, and the Savings Plan's share of net investment income (loss) of each Master Trust account are summarized as follows:

	Master Trust			Savings Plan
	Net Appreciation (Depreciation) in Fair Value of Investments	Interest and Dividends	Net Investment Income (Loss)	Share in Net Investment Income (Loss)
	(In thousands)	*(In thousands)*	*(In thousands)*	
Common/Collective Trusts:				
Northern Trust Short Term Investment Fund	$ 17,644	$ –	$ 17,644	49%
Northern Trust Daily Aggregate Bond Index Fund	11,925	–	11,925	42%
Barclays Global Investors Equity Index Fund	21,705	–	21,705	39%
Northern Trust Russell 1000 Value Equity Index Fund	(1,580)	–	(1,580)	(40)%
Barclays Global Investors Russell 3000 Growth Alpha Tilts Fund	9,872	–	9,872	30%
Northern Trust Russell 2000 Equity Index Fund	(3,242)	–	(3,242)	(32)%
Barclays Global Investors Active International Equity Fund	22,127	–	22,127	36%
Barclays Global Investors Lifepath 2010 Fund	7,800	–	7,800	40%
Barclays Global Investors Lifepath 2020 Fund	2,558	–	2,558	39%
Barclays Global Investors Lifepath 2030 Fund	2,310	–	2,310	22%
Barclays Global Investors Lifepath 2040 Fund	1,832	–	1,832	25%
TI Common Stock	200,915	9,494	210,409	41%
Brokerage Fund:				
Cash and cash equivalents	–	1,021	1,021	46%
Registered investment companies	706	1,542	2,248	49%
Other common stocks	2,431	2,001	4,432	32%
Other investments	(50)	135	85	31%
	$ 296,953	$ 14,193	$ 311,146	41%

4. Income Tax Status

The Savings Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 21, 2001, stating that the Savings Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Savings Plan was amended and restated. Once qualified, the Savings Plan is required to operate in conformity with the Code to maintain its qualification. The Savings Plan Administrator believes the Savings Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Savings Plan, as amended and restated, is qualified and the related trust is tax-exempt.

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31	
	2007	**2006**
Net assets available for benefits per the financial statements	**$ 1,308,457**	$ 1,276,418
Less benefits payable	**(5)**	(107)
Net assets available for benefits per the Form 5500	**$ 1,308,452**	$ 1,276,311

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

	Year Ended December 31, 2007
Benefits paid to participants per the financial statements	**$ 128,070**
Add benefits payable at end of year	**5**
Less benefits payable at beginning of year	**(107)**
Benefits paid to participants per the Form 5500	**$ 127,968**

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31 but had not been paid as of that date.

6. Subsequent Events

On February 9, 2008, the Barclays Global Investors Russell 3000 Growth Alpha Tilts Fund was replaced with the NTGI Russell 1000 Growth Index Fund.

On March 1, 2008, Texas Instruments Incorporated entered into an agreement with Fidelity Employer Services Company LLC to provide benefits administration services to the Savings Plan beginning January 5, 2009.

Supplemental Schedule

TI 401(k) Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-0289970
Plan #: 017

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(In thousands)
*	Participants	Loans with interest rates ranging from 5% to 10.0%	$ –	$ 17,312

* Indicates party-in-interest to the Savings Plan.

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI 401(k) SAVINGS PLAN

By: /Lita Alessandra
Chair, Administration Committee

Date: June 13, 2008

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-54615) pertaining to the TI 401(k) Savings Plan of our report dated June 13, 2008, with respect to the financial statements and supplemental schedule of the TI 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP
/s/ Ernst & Young LLP

Dallas, Texas
June 13, 2008

END